UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of April 2008
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

Delivery of the M/V Free Impala; Employment of the M/V Free Envoy
     On April 2, 2008, FreeSeas Inc. announced it has taken delivery of the M/V Free Impala, a 1997-built 24,111 dwt Handysize drybulk carrier. The vessel is being delivered to its charterers under a previously announced one-year time charter at a rate of $31,500 per day.
     On April 2, 2008, FreeSeas also announced that the M/V Free Envoy, a 1984-built 26,318 dwt Handysize vessel, has completed its one-year period charter at $17,000 per day and has been delivered to new charterers for a 15-day spot voyage at $31,500 per day.
     A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     This report on Form 6-K and the exhibits attached thereto are incorporated by reference into the Registrant’s Registration Statement on Form F-3, File No. 333-145098.
SUBMITTED HEREWITH:
Exhibits
99.1  Press Release dated April 2, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 10, 2008	FreeSeas Inc.
	By:	/s/ Dimitris Papadopoulos
		Name:	Dimitris Papadopoulos
		Title:	Chief Financial Officer

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